January 18, 2008
VIA EDGAR AND OVERNIGHT COURIER
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Barbara C. Jacobs
David L. Orlic
David W. Edgar
Christine E. Davis
Division of Corporation Finance

Re:	ArcSight, Inc.
Amendment No. 5 to Registration Statement on Form S-1
File No. 333-145974
Dear Ms. Jacobs:
     On behalf of ArcSight, Inc. (the “Company”), we are transmitting herewith Amendment No. 5 (the “Amendment”) to the Registration Statement on Form S-1 (Registration No. 333-145974) originally filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on September 11, 2007 (the “Registration Statement”). In this Amendment, the Company has revised the Registration Statement to include the anticipated price range and offering size and update other disclosures.
     The Company will respond under separate cover to the comments of the staff of the Commission (the “Staff”) regarding the Company’s request for confidential treatment contained in your letter dated January 2, 2008.
     Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7130 or, in my absence, Daniel J. Winnike, Esq. at (650) 335-7657.

Sincerely, David A. Bell, Esq.
Enclosures:

cc:	Robert W. Shaw, Chief Executive Officer
Stewart Grierson, Chief Financial Officer
Trâm T. Phi, Esq., Vice President and General Counsel
ArcSight, Inc.

Daniel J. Winnike, Esq.
Fenwick & West LLP

Nigel Martin
Aftab Jamil
Ernst & Young LLP

Bruce K. Dallas, Esq.
Davis Polk & Wardwell